VF 7-16-02

Rec'd 7/9/02

[redacted]

02023595

ES
GE COMMISSION
20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 32650

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HOLLOWAY & ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE MILL PLACE, SUITE 101
(No. and Street)

EASTON (City) MARYLAND (State) 21601 (Zip Code)

S.E.C. JUL 0 9 2002 535

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MAURICE F. WALLACE CPA 410-822-9306
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WALLACE & COMPANY CPA'S
(Name — *if individual, state last, first, middle name*)

11 BAY STREET, P O BOX 1496 (Address) EASTON (City) MARYLAND (State) 21601 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

P PROCESSED JUL 1 9 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VF 7/18/02

OATH OR AFFIRMATION

I, F DAVID HOLLOWAY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HOLLOWAY & ASSOCIATES INC, as of DECEMBER 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

PRESIDENT

Title

2/20/02

DATE

Susan A. Townsend

Notary Public

My Commission Expires 10/1/2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- (x) (o) STATEMENT OF CASH FLOWS

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER HOLLOWAY & ASSOCIATES, INC. N 3 [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/2001 [99]
SEC FILE NO. 8-32650 [98]
Consolidated [198]
Unconsolidated X [199]

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$ 8,558	200			$ 8,558	750
2. Receivables from brokers or dealers:						
A. Clearance account		295				
B. Other		300	$	550		810
3. Receivables from non-customers	15,877	355	12,329	600	28,206	830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities		424				
E. Spot commodities		430				850
5. Securities and/or other investments not readily marketable:						
A. At cost $ [130]						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ [150]						
B. Other securities $ [160]						
7. Secured demand notes:		470		640		890
market value of collateral:						
A. Exempted securities $ [170]						
B. Other securities $ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490		680		920
11. Other assets. PREPAID EXPENSES		535	3,026	735	3,026	930
12. TOTAL ASSETS	$ 24,435	540	$ 15,355	740	$ 39,790	940

OMIT PENNIES

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FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER HOLLOWAY & ASSOCIATES INC. **as of** 12/31/01

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255]	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	[1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	2,594 [1205]	[1385]	2,594 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211]	[1390]	[1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders $ [970]			
2. Includes equity subordination (15c3-1 (d)) of $ [980]			
B. Securities borrowings, at market value: from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements:		[1420]	[1730]
1. from outsiders $ [1000]			
2. Includes equity subordination (15c3-1 (d)) of $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ 2,594 [1230]	$ [1450]	$ 2,594 [1760]

Ownership Equity

Item		Total
21. Sole proprietorship		$ [1770]
2. Partnership (limited partners	$ [1020]	[1780]
3. Corporation:		
A. Preferred stock		[1791]
B. Common stock 1000 AUTHORIZED, ISSUED AND OUTSTANDING, NO PAR VALUE		1,000 [1792]
C. Additional paid-in capital		7,818 [1793]
D. Retained earnings		28,378 [1794]
E. Total		37,196 [1795]
F. Less capital stock in treasury		( ) [1796]
TOTAL OWNERSHIP EQUITY		$ 37,196 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 39,790 [1810]

OMIT PENNIES

BASIC FILERS ONLY

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FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER HOLLOWAY & ASSOCIATES, INC. **as of** 12/31/01

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 37,196	3480
2. Deduct ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			37,196	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 37,196	3530
6. Deductions and/or charges:				
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 15,355	3540		
B. Secured demand note deficiency		3590		
C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
D. Other deductions and/or charges		3610	(15,355)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions			$ 21,841	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities		3734		
D. Undue Concentration		3650		
E. Other (List)		3736	( )	3740
10. Net Capital			$ 21,841	3750

OMIT PENNIES

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3/78

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER HOLLOWAY & ASSOCIATES INC. as of 12/31/01

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$ 0	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 5,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$ 5,000	3760
14.	Excess net capital (line 10 less 13)	$ 16,841	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$ 21,582	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$ 2,594	3790
17.	Add:				
	A. Drafts for immediate credit	$	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
	C. Other unrecorded amounts (List)	$	3820	$	3830
19.	Total aggregate indebtedness			$ 2,594	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			% 11.88%	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)			% 0	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	3880
24.	Net capital requirement (greater of line 22 or 23)	$	3760
25.	Excess net capital (line 10 less 24)	$	3910
26.	Net capital in excess of: 5% of combined aggregate debit items or $120,000	$	3920

OMIT PENNIES

NOTES:

A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

SEE ACCOMPANYING NOTES AND AUDITORS' REPORT

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER HOLLOWAY & ASSOCIATES, INC.

For the period (MMDDYY) from 1/1/01 [3932] to 12/31/01 [3933]

Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:		
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$	3935
b. Commissions on listed option transactions		3938
c. All other securities commissions ANNUITIES	420,793	3939
d. Total securities commissions		3940
2. Gains or losses on firm securities trading accounts		
a. From market making in options on a national securities exchange		3945
b. From all other trading		3949
c. Total gain (loss)		3950
3. Gains or losses on firm securities investment accounts		3952
4. Profit (loss) from underwriting and selling groups		3955
5. Revenue from sale of investment company shares MUTUAL FUNDS	32,116	3970
6. Commodities revenue		3990
7. Fees for account supervision, investment advisory and administrative services		3975
8. Other revenue INTEREST INCOME	865	3995
9. Total revenue	$ 453,704	4030

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers			$ 168,807	4120
11. Other employee compensation and benefits			892	4115
12. Commissions paid to other broker-dealers				4140
13. Interest expense				4075
a. Includes interest on accounts subject to subordination agreements		4070		
14. Regulatory fees and expenses				4195
15. Other expenses			89,836	4100
16. Total expenses			$ 259,535	4200

NET INCOME

17. Net Income (loss) before Federal Income taxes and items below (Item 9 less Item 16)			$ 194,169	4210
18. Provision for Federal income taxes (for parent only)				4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above				4222
a. After Federal income taxes of		4238		
20. Extraordinary gains (losses)				4224
a. After Federal income taxes of		4239		
21. Cumulative effect of changes in accounting principles				4225
22. Net income (loss) after Federal income taxes and extraordinary items			$ 194,169	4230

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items	$ 22,864	4211

3/78

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FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER HOLLOWAY & ASSOCIATES, INC.

For the period (MMDDYY) from 1/1/01 to 12/31/01

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 33,690	4240
A. Net income (loss)			194,169	4250
B. Additions (Includes non-conforming capital of	$	4262)		4260
C. Deductions (Includes non-conforming capital of	$	4272)	190,663	4270
2. Balance, end of period (From item 1800)			$ 37,196	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$ 0	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$ 0	4330

OMIT PENNIES

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HOLLOWAY & ASSOCIATES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:		
Cash Received From Commissions		$ 442,557
Interest Received		202
Cash Paid to Suppliers and Employees		(256,348)
Cash Paid – Advances to Officer		(189,062)
NET CASH FROM OPERATING ACTIVITIES		$ (2,651)
NET CHANGE IN CASH		(2,651)
CASH AND EQUIVALENTS AT 12/31/00		11,209
CASH AND EQUIVALENTS AT 12/31/01		$ 8,558
Net Income		194,169
Adjustment to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Distribution to Shareholder	(190,663)	
(Increase) Decrease in Assets:		
Accounts Receivable	(10,282)	
Loan to Shareholder	939	
Prepaid Expenses	1,867	
Increase (Decrease) in Liabilities:		
Accounts Payable	1,128	
Accrued Liabilities	191	
TOTAL ADJUSTMENTS		(196,820)
NET CASH PROVIDED BY OPERATING ACTIVITIES		$ (2,651)
Non-Cash Items:		
Distributions to Shareholder		$ 10,663
Supplemental Disclosures of Cash Flow Information:		
Cash Paid for Interest Expense		0
Income Taxes Paid (See Notes to Financial Statements)		0

HOLLOWAY & ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2001

NOTE 1. FORM OF PRESENTATION

These financial statements are presented as the Annual Audited Report Form X-17A-5, Part IIA, as required by the Securities and Exchange Commission. This information is required of brokers and dealers. Holloway & Associates, Inc. holds membership in the National Association of Securities Dealers, and, as such, is also required to file an annual report with that association.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies are as follows:

Property and Equipment

The major groups of equipment consist of:

Machinery and Equipment	$ 7,366
Furniture and Fixtures	5,298
	12,664
Less Accumulated Depreciation	12,664
TOTAL	$ 0

Depreciation

Depreciation is provided primarily on accelerated methods, including IRS Code Section 179 deductions, used for federal income tax purposes over the applicable life of the depreciable asset. All fixed assets have been fully depreciated. Depreciation expense for 2001 was zero.

Income Taxes

The Company has elected to have its income taxed under Subchapter S of the Internal Revenue Code, which provides that, in lieu of corporate income taxes, the shareholder is taxed on his proportionate share of the Company's taxable income. Therefore, a provision or liability for federal or state income taxes is not included in these financial statements. In addition, deferred income taxes have not been calculated.

Minimum Net Capital Requirement

Effective July 1, 1994, the Company must maintain minimum net capital of $5,000.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America require management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Management

The Company invests its working cash balances in interest bearing accounts whenever possible. Cash accounts are adequately covered by FDIC insurance at the end of the calendar year.

Risk Management

The Company carries commercial general, property, employee, and liability insurance coverage. Insurance needs and coverage are reviewed periodically.

NOTE 3. LEASE AGREEMENTS

The Company leases office space under a renewable operating lease, currently on a month-to-month basis. Office rental expense was approximately $9,650 for the year ended December 31, 2001.

Minimum payment obligations under these leases for the next five years are as follows:

2002	$ 9,650
2003	9,650
2004	9,650
2005	9,650
2006	9,650
TOTAL	$ 48,250

NOTE 4. RECEIVABLES

Receivables at December 31, 2001 consisted of:

Commissions Receivable	$ 15,877
Interest Receivable From Shareholder	0
Note Receivable From Shareholder	12,329
TOTAL	$ 28,206

HOLLOWAY & ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2001

NOTE 5. RELATED PARTIES

The 100% shareholder of the Company also operates an insurance business as a sole proprietorship. Secretarial services are provided to the Company from the sole proprietorship in exchange for the use of the office space. The Company and the sole proprietorship share auto and other expenses. Allocations for shared office expenses have been made between the Company and the sole proprietorship.

BROKER OR DEALER Holloway & Associates, Inc. as of 12/31/01

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1 .... X [4550]

B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained .... [4560]

C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm [4335] [4570]

D. (k) (3)—Exempted by order of the Commission .... [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

NOT APPLICABLE

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
[4640]	[4641]	[4642]	[4643]	[4644]	[4645]
[4650]	[4651]	[4652]	[4653]	[4654]	[4655]
[4660]	[4661]	[4662]	[4663]	[4664]	[4665]
[4670]	[4671]	[4672]	[4673]	[4674]	[4675]
[4680]	[4681]	[4682]	[4683]	[4684]	[4685]
[4690]	[4691]	[4692]	[4693]	[4694]	[4695]

TOTAL $ [4699]

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE: DESCRIPTION

1. Equity Capital
2. Subordinated Liabilities
3. Accruals
4. 15c3-1(c)(2)(iv) Liabilities

1/78

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SUPPLEMENTAL SCHEDULE I

HOLLOWAY & ASSOCIATES, INC.
RECONCILIATION OF AUDITED AND UNAUDITED
COMPUTATION OF NET CAPITAL
YEAR ENDED 12/31/01

Net Capital Per Unaudited Focus Report as of 12/31/01	$ 22,497
Adjustment of Receivables From Non-Customers (Line 355):	
Add Additional Commissions Receivable	72
Adjustment of Accounts Payable (Line 1205):	
Less Accounts Payable Adjustment	(666)
Less Accrued Liabilities	(62)
Net Capital Per Audited Focus Report as of 12/31/01	$ 21,841

See Accompanying Notes and Auditors' Report

SUPPLEMENTAL SCHEDULE II

HOLLOWAY & ASSOCIATES, INC.
RECONCILIATION OF AUDITED AND UNAUDITED STATEMENT OF CHANGES IN OWNERSHIP EQUITY
YEAR ENDED 12/31/01

Total Ownership Equity Per Unaudited Focus Report as of 12/31/01	$ 48,658
Change in Net Income	(799)
Distributions to Shareholder	(10,663)
Total Ownership Equity per Audited Focus Report as of 12/31/01	$ 37,196

Wallace & Company, CPA's

11 Bay Street
P.O. Box 1496
Easton, Maryland 21601
Phone: 410.822.9306
Fax: 410.822.9309

Board of Directors
Holloway & Associates, Inc.
Easton, Maryland

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

In planning and performing our audit of the financial statements of Holloway & Associates, Inc. for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Holloway & Associates, Inc., including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g): (1) making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c-3(e); (2) making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (3) complying with the requirements for prompt payment for securities under section 8 of Regulations T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing the assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Wallace + Company CPAs

Easton, Maryland
February 13, 2002

Wallace & Company

Certified Public Accountants

COPY

HOLLOWAY & ASSOCIATES, INC.

ANNUAL AUDIT FOCUS REPORT

YEAR ENDED DECEMBER 31, 2001

11 Bay Street
P.O. Box 1496
Easton, Maryland 21601

HOLLOWAY & ASSOCIATES, INC.

ANNUAL AUDIT FOCUS REPORT

YEAR ENDED DECEMBER 31, 2001

CONTENTS

Wallace & Company, CPA's

11 Bay Street
P.O. Box 1496
Easton, Maryland 21601
Phone: 410.822.9306
Fax: 410.822.9309

The Board of Directors
Holloway & Associates, Inc.
One Mill Place, Suite 101
Easton, Maryland 21601-1438

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of Holloway & Associates, Inc. as of December 31, 2001, and the related statements of income, changes in stockholder's equity, the computation of net capital requirement and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 1, the accompanying financial statements, including the net capital computation, were prepared as required by the Securities and Exchange Commission.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Holloway & Associates, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wallace + Company CPAs

Easton, Maryland
February 13, 2002